UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32426

(Full title of the plan and the address of the plan, if different from that of the issuer named below)
WEX Inc. Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
WEX Inc.
97 Darling Avenue
South Portland, ME 04106
REQUIRED INFORMATION
The WEX Inc. Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2016 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEX Inc. Employee Savings Plan

Date: June 29, 2017	By:	/s/ Lauren S. Carrolton
Lauren S. Carrolton
401(k) Committee Chair

Date: June 29, 2017	By:	/s/ Roberto Simon
Roberto Simon
401(k) Committee Member

Date: June 29, 2017	By:	/s/ Hilary A. Rapkin
Hilary A. Rapkin
401(k) Committee Member

Date: June 29, 2017	By:	/s/ Kenneth W. Janosick
Kenneth W. Janosick
401(k) Committee Member

Date: June 29, 2017	By:	/s/ Steven A. Elder
Steven A. Elder
401(k) Committee Member

APPENDIX 1
WEX INC.
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2016 AND 2015
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
WEX Inc. Employee Savings Plan
South Portland, Maine
We have audited the accompanying statements of net assets available for benefits of WEX Inc. Employee Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 29, 2017

WEX Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Participant–directed investments – at fair value	$114,342,268	$103,463,375
Receivables:
Notes receivable from participants	1,652,817	1,740,962
Accrued investment income	924	924
Total receivables	1,653,741	1,741,886
Net assets available for benefits	$115,996,009	$105,205,261
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Contributions:
Participant contributions	$8,130,509
Employer matching contributions	4,992,540
Rollover contributions	1,496,786
Total contributions	14,619,835
Investment income:
Net appreciation in fair value of investments	4,396,414
Dividends and interest	3,540,438
Net investment activity	7,936,852
Interest income on notes receivable from participants	67,922
Total additions	22,624,609
Deductions:
Benefits paid to participants	11,819,676
Administrative expenses	14,185
Total deductions	11,833,861
Net increase in net assets	10,790,748
Net assets available for benefits:
Beginning of year	105,205,261
End of year	$115,996,009
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN
The following description of the WEX Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.
General
The Plan is a defined contribution plan which was established on February 23, 2005 and subsequently amended and restated effective December 31, 2014, by WEX Inc. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement. The portion of the Plan benefiting employees who have completed one year of service is intended to satisfy the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan Administrator is the 401(k) Committee as designated by the Company’s Board of Directors. Bank of America Merrill Lynch is the recordkeeper of the Plan and Bank of America N.A. is the trustee of the Plan.
During 2016, the Company acquired Electronic Funds Source, LLC ("EFS") which, as of the date of the acquisition, had its own employee savings plan, ("the EFS Plan"). Effective January 1, 2017, the EFS Plan merged with the Plan and EFS employees became eligible to participate in the Plan. On February 1, 2017, the Plan received net assets available for benefits totaling $15,158,872 in a transfer from the EFS Plan.
Eligibility
Each employee of the Company and its eligible subsidiaries who has attained the age of eighteen (18) is eligible to participate in the Plan.
Contributions
Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched by the Company 100 percent of up to 6 percent of the participant’s eligible compensation subject to any legal restrictions. Participants who are at least 50 years of age may make an additional contribution, subject to limitations stipulated by the Code. Participants may also contribute amounts representing eligible rollover distributions from other types of eligible retirement plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals, allocations of Plan losses, and administrative fees, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions made on their behalf into various investment options offered by the Plan. As of December 31, 2016, the Plan offers several open-end mutual funds, the WEX Inc. Common Stock Fund and three common collective trust funds as investment options for participants.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

One of the common collective trust funds, the Wells Fargo Stable Return Fund (the “Stable Value Fund”), is intended to guarantee contract value to participants who choose it as an investment option. The Stable Value Fund has a variety of conditions that the Plan must adhere to in order to guarantee contract value. The following events may limit the ability of the Stable Value Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund.

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.
Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.
The Stable Value Fund invests in assets, which are typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances in order to maintain the contract value of the fund. The performance of the other party is not guaranteed, but it is dependent on the absence of certain events occurring.
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.
Notes Receivable from Participants
Participants may borrow against their Plan accounts up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, in which case the term of the loan may not exceed fifteen years. The interest rate for a loan requested in any month will be equal to the prime rate as listed on the last business day of the preceding month in the Wall Street Journal plus 1 percent. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid by the end of the calendar quarter following the calendar quarter in which the date of termination occurs. The interest rates on loans outstanding at December 31, 2016 range from 4.25 percent to 6.00 percent.
Benefit Payments
Participants are eligible to receive benefit payments upon termination, retirement or death equal to the vested balance of the participant’s account. If the participant’s fund balance is at least $5,000, the participant may elect either, to (i) receive a lump sum distribution of the participant’s account balance; (ii) receive payment in installments over a period permissible under the Code; or (iii) leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash. Participants may elect that distribution of any portion of their account which is invested in the WEX Inc. Common Stock Fund be made, in whole or in part, in whole shares of common stock of the Company.
The Plan also provides for in-service withdrawals for active employees under certain circumstances. In addition, hardship withdrawals are permitted in accordance with the Code regulations.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan holds various investment securities, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gain and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses related to investments in the mutual funds and common collective trust funds are charged directly to the mutual funds and common collective trusts and deducted from income earned on a daily basis by such investments and are not separately reported in the accompanying financial statements.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. There were no significant distributions in the current year.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2016, and 2015.
Recent Accounting Pronouncements
In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts and provides certain disclosures. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The Plan adopted the provisions of ASU 2015-12 for the 2016 plan year and the ASU has been applied retrospectively to December 31, 2015. Certain historical disclosures that are no longer required were removed.
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share ("ASU 2015-07"), which removes the requirement to

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The Plan adopted the provisions of ASU 2015-07 for the 2016 plan year and the ASU has been applied retrospectively to December 31, 2015. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value. There are no effects on the Statement of Net Assets Available for Benefits or the changes therein.

3.	FAIR VALUE
The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which other observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015.

	Fair Value Measurements at December 31, 2016 Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
WEX Inc. Common Stock Fund	$2,754,786	$—	$—	$2,754,786
Mutual Funds				—
Equity/Stock Funds	58,617,467	—	—	58,617,467
Bond/Fixed Income Funds	15,121,865	—	—	15,121,865
Allocation Funds	16,688,549	—	—	16,688,549
Money Market Funds (cash equivalent)	70,766	—	—	70,766
Total	93,253,433	$—	$—	93,253,433

Common Collective Trusts Measured at Net Asset Value (a)				21,088,835
Total investments at fair value				$114,342,268
(a)    In accordance with ASU 2015-07, certain investments that were measured at net asset value (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table reconcile the fair value hierarchy to the line item present in the statement of net assets available for benefits.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

	Fair Value Measurements at December 31, 2015 Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
WEX Inc. Common Stock Fund	$1,930,320	$—	$—	$1,930,320
Mutual Funds				—
Equity/Stock Funds	56,335,968	—	—	56,335,968
Bond/Fixed Income Funds	13,305,680	—	—	13,305,680
Allocation Funds	13,607,215	—	—	13,607,215
Money Market Funds (cash equivalent)	178,381			178,381
Total	85,357,564	—	—	85,357,564

Common Collective Trusts Measured at Net Asset Value (a)				18,105,811
Total investments at fair value				$103,463,375
(a)    In accordance with ASU 2015-07, certain investments that were measured at net asset value (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table reconcile the fair value hierarchy to the line item present in the statement of net assets available for benefits.
Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
For the years ended, December 31, 2016 and 2015, there were no transfers between levels.
The following tables summarize the Plan’s investments reported at net asset value per share (or its equivalent) as a practical expedient at December 31, 2016 and 2015.

	Fair Value Estimate Using Net Asset Value per Share December 31, 2016
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Northern Trust Collective S&P 500 Index Fund (a)	$10,503,903	$—	N/A	N/A	N/A
Northern Trust Extended Equity Market Index Fund (a)	2,840,033	—	N/A	N/A	N/A
Wells Fargo Stable Return Fund (b)	7,744,899	—	N/A	N/A	12 months
Total	$21,088,835	$—

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

	Fair Value Estimate Using Net Asset Value per Share December 31, 2015
	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Northern Trust Collective S&P 500 Index Fund (a)	$8,485,601	$—	N/A	N/A	N/A
Northern Trust Extended Equity Market Index Fund (a)	2,073,986	—	N/A	N/A	N/A
Wells Fargo Stable Return Fund (b)	7,546,224	—	N/A	N/A	12 months
Total	$18,105,811	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.

(a)	Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index, regardless of market conditions.

(b)
Stable Return Fund's principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. Redemption notice period is for the entire share of the fund.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016, and 2015.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Should the Plan initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Stable Value Fund — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services-Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.
Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

4.	INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 7, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter however, the Company and Plan management believe that the Plan is currently designed and

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTION
Management fees paid for investment management services are charged directly to the mutual funds, and are reflected as a reduction of the return earned on each fund.
The Plan held 24,684 shares of common stock of the Company with a cost basis of $2,155,970 as of December 31, 2016, and held 21,836 shares of common stock of the Company with a cost basis of $2,186,630 as of December 31, 2015. The Company is the sponsoring employer. During the year ended December 31, 2016, no dividends were earned by the Plan related to Company stock.

6.	ADMINISTRATIVE EXPENSES
Reasonable administrative expenses of the Plan are paid from the Plan, unless paid by the Company. The expenses paid for directly by the Plan in 2016 totaled $14,185.

7.	PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

*******************************
SUPPLEMENTAL SCHEDULE
WEX Inc.
Employee Savings Plan
Form 5500 - Schedule H, Part IV,
Plan 201729, EIN 01-0526993,
Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
	AllianceBernstein	Discovery Value Fund	**	$10,587,278
	American Funds	Europacific Growth Fund	**	14,337,951
	Deutsche Asset & Wealth Management	Real Estate Securities Fund	**	2,162,518
	Goldman Sachs	Large Cap Value Fund	**	7,467,502
	Mainstay	Large Cap Growth Fund	**	10,783,932
	Metropolitan West Funds	Total Return Bond Fund	**	13,351,156
	Oakmark	Equity and Income Fund	**	2,371,002
	Oppenheimer	Developing Markets Fund	**	2,347,347
	PRIMECAP	Odyssey Stock Fund	**	3,806,679
	Principal Investors	High Yield Fund	**	1,770,709
	T. Rowe Price	Retirement 2005 Fund	**	22,880
	T. Rowe Price	Retirement 2010 Fund	**	201
	T. Rowe Price	Retirement 2015 Fund	**	159,904
	T. Rowe Price	Retirement 2020 Fund	**	503,935
	T. Rowe Price	Retirement 2025 Fund	**	1,956,706
	T. Rowe Price	Retirement 2030 Fund	**	3,837,681
	T. Rowe Price	Retirement 2035 Fund	**	2,037,196
	T. Rowe Price	Retirement 2040 Fund	**	2,283,600
	T. Rowe Price	Retirement 2045 Fund	**	1,830,728
	T. Rowe Price	Retirement 2050 Fund	**	541,294
	T. Rowe Price	Retirement 2055 Fund	**	1,007,667
	T. Rowe Price	Retirement 2060 Fund	**	4,899
	T. Rowe Price	Retirement Balanced Fund	**	130,856
	Wells Fargo	Advantage Discovery Fund	**	7,124,260
	Total mutual funds			90,427,881

	Northern Trust	Extended Market Equity Index Fund	**	2,840,033
	Northern Trust	Collective S&P 500 Index Fund	**	10,503,903
	Wells Fargo	Stable Return Fund, contract value	**	7,744,899
	Total collective fund trusts			21,088,835

*	WEX Inc.	WEX Inc. Common Stock Fund	**	2,754,786
	BlackRock	Money Market Funds	**	70,766
*	Various participants	Notes receivable from Participants - maturing at various dates through April 2031 at interest rates of 4.25% - 6.00%	**	1,652,817

	Investments per Form 5500			$115,995,085

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.